SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Trump Entertainment Resorts, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89816T202
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T202	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GOLDENTREE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 661,841
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 661,841
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.17%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89816T202	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800,475
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89816T202	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800,475
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89816T202	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800,475
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89816T202	13G/A	Page 6 of 10 Pages

This Amendment No.1 (this "Amendment") amends the statement on Schedule 13G filed on February 14, 2011 with respect to shares of Common Stock (the "Shares") of the Company. Capitalized terms used herein and not otherwise defined in this Amendment have meanings set forth in the Schedule 13G.

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Trump Entertainment Resorts, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1000 Boardwalk, Atlantic City, New Jersey 08401

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	GoldenTree Master Fund, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the "Master Fund");

(ii)	GoldenTree Asset Management LP, a Delaware limited Partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the "Investment Manager"), which serves as the investment manager of certain investment funds, including the Master Fund, GoldenTree Master Fund II, Ltd. and GoldenTree EnTrust Master Fund SPC, (collectively, the "Funds");

(iii)	GoldenTree Asset Management LLC, a Delaware limited liability company ("IMGP"), which serves as the general partner of the Investment Manager; and

(iv)	Mr. Steven A. Tananbaum ("Mr. Tananbaum"), who serves as the managing member of IMGP with respect to the shares of Common Stock held in the Funds' respective accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.

Item 2(c).	CITIZENSHIP:

The Investment Manager and IMGP are organized under the laws of the State of Delaware. The Master Fund is organized under the laws of the Cayman Islands. Mr. Tananbaum is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock.

CUSIP No. 89816T202	13G/A	Page 7 of 10 Pages

Item 2(e).	CUSIP NUMBER:

89816T202

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	GoldenTree Master Fund, Ltd.
	(a)	Amount beneficially owned: 661,841
(b)
Percent of class: 6.17%.  The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 10,714,286 shares of Common Stock issued and outstanding as of November 4, 2011 as reflected in the Company's Form 10-Q for the quarterly period that ended September 30, 2011.

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 661,841
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 661,841

B.	GoldenTree Asset Management LP
	(a)	Amount beneficially owned: 800,475
	(b)	Percent of class: 7.47%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 800,475
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 800,475

CUSIP No. 89816T202	13G/A	Page 8 of 10 Pages

C.	GoldenTree Asset Management LLC
	(a)	Amount beneficially owned: 800,475
	(b)	Percent of class: 7.47%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 800,475
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 800,475

D.	Steven A. Tananbaum
	(a)	Amount beneficially owned: 800,475
	(b)	Percent of class: 7.47%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 800,475
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 800,475

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Funds. In such capacity, the Investment Manager has the power to make decisions regarding the dispositions of the proceeds from the sale of the foregoing Shares. Under the rules promulgated by the Securities and Exchange Commission, the Investment Manager and the managing member of the IMGP (Mr. Tananbaum) may be considered "beneficial owners" of securities acquired by the Funds. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein. The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Schedule 13G/A.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 89816T202	13G/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

/s/ Steven A. Tananbaum
Steven A. Tananbaum, as attorney-in-fact for the Reporting Persons

CUSIP No. 89816T202	13G/A	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 14, 2012

/s/ Steven A. Tananbaum
Steven A. Tananbaum, as attorney-in-fact for the Reporting Persons